PENN NATIONAL GAMING, INC.

825 BERKSHIRE BOULEVARD

WYOMISSING, PENNSYLVANIA 19610

July 29, 2019

Via EDGAR

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter dated July 22, 2019
PENN NATIONAL GAMING, INC.
Form 10-K for the year ended December 31, 2018
Filed February 28, 2019
Form 10-Q for the quarter ended March 31, 2019
Filed May 8, 2019
File No. 000-24206

Dear Mr. McPhee and Ms. Monick:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 22, 2019 to Penn National Gaming, Inc. regarding the above-captioned filings. In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with the Company’s response. Except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.

Form 10-Q for the quarterly period ended March 31, 2019

Non-GAAP Financial Measures, page 38

1.                                 We note your disclosure that Adjusted EBITDAR and Adjusted EBITDA, after Lease Payments are used by management as measures of the Company’s operating performance. Please address the following:

•             We note that Adjusted EBITDAR eliminates rent expense associated with triple net operating leases, which is a normal, recurring cash operating expense necessary to operate your business. Please tell us how you determined it was appropriate to exclude rent expense from this measure. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

July 29, 2019

Company’s Response: The Company respectfully notes that rent operating expenses associated with triple net leases have been excluded from the Company’s non-GAAP measure of Adjusted EBITDAR.

In calculating Adjusted EBITDAR, the Company excludes expenses associated with our triple net leases with our REIT landlords which consist of the Penn Master Lease with Gaming and Leisure Properties, Inc. (NYSE: GLPI) (“GLPI”), the Pinnacle Master Lease with GLPI, the Meadows Lease with GLPI, the Margaritaville Lease with VICI Properties, Inc. (NYSE: VICI) (“VICI”), and the Greektown Lease with VICI.  In accordance with ASC 842, components of leases are classified as either operating (rent expense recorded to general and administrative expense), finance (recorded to interest expense and depreciation expense) or financing (recorded to interest expense and depreciation expense).

The Company determined it was appropriate to exclude rent expense associated with the  operating lease components of our triple net leases from Adjusted EBITDAR as management believes that Adjusted EBITDAR, when viewed with the Company’s results of operations in accordance with GAAP, provides useful information about operating performance and period-over-period fluctuations.  Adjusted EBITDAR is used as a means of understanding one aspect of earnings before the impact of rent from operating lease components related to our triple net leases, as noted above, by allowing the Company to compare its results of operations against its peers without regard to its or its peers’ leasing method or capital structure. Specifically, Adjusted EBITDAR is used to evaluate operating results before rent from operating lease components related to our triple net lease charges as these charges can vary widely among gaming companies due to differences in the way that gaming companies acquire their real property.   In addition, management uses Adjusted EBITDAR to evaluate our consolidated operating performance, the operating performance of our operating segments (as disclosed in our segment note within our Form 10-Q) and to allocate resources and capital to our operating segments.

We also believe Adjusted EBITDAR is a commonly-used measure for investors and analysts to value the Company.  This metric is used by investors and analysts in the gaming industry which allows for comparisons against gaming companies in our peer group as it removes the differences resulting from how companies acquire their real property.  Adjusted EBITDAR is used by investors and analysts in the valuation of gaming companies and is considered to be a key indicator of determining our enterprise value.

As contained within the “use of non-GAAP Financial Measure” section within our Form 10-Q for the period ended March 31, 2019, we disclose that Adjusted EBITDAR should not be construed as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with GAAP.

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

July 29, 2019

In future filings, including our Form 10-Q and earnings release for the quarter ending June 30, 2019, we will enhance our disclosures related to the purpose and use of Adjusted EBITDAR which will include the following disclosure to highlight the limitations of Adjusted EBTIDAR:

We use Adjusted EBITDAR as a performance measure.  We believe that investors and analysts use Adjusted EBITDAR as a valuation metric in determining the enterprise value of the Company.  Since Adjusted EBITDAR excludes real property operating lease charges, which are normal, recurring cash operating expenses that are necessary to operate our business, it should not be viewed as the only measure of overall performance of the Company. For the foregoing reason, Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this financial measure.

•             Please clarify for us what Adjusted EBITDA, after Lease Payments represents.

Company’s Response: The Company respectfully notes that Adjusted EBITDA, after Lease Payments, is an operating performance metric, as disclosed in the Form 10-Q.

The Company’s management believes that Adjusted EBITDA, after Lease Payments is a useful performance measure for investors because it illustrates the performance of the Company’s ongoing business operations after deducting the lease payments made only to our REIT landlords, pursuant to our triple net leases.

Adjusted EBITDA, after Lease Payments is a useful measure because it eliminates the differences of the measurement and recording of all our real property leases (as discussed in the bullet point above), and uses the actual cash paid under the triple net leases.   This metric is one of the metrics that our management team is measured against for incentive-based compensation purposes as this metric is an objective and quantifiable measurement of the Company’s financial performance.

In future filings, including our Form 10-Q and earnings release for the quarter ending June 30, 2019, we will enhance our disclosure of the definition of Adjusted EBITDA, after Lease Payments to clarify the Adjusted EBITDA, after Lease Payments operating performance metric utilizes cash payments.

•             Please tell us how you calculated your adjustment for Lease Payments and quantify the amounts aggregated into this adjustment by income statement line item. In this regard, please clarify for us if this adjustment is derived solely from U.S. GAAP expenses, or if it is calculated on a cash basis.

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

July 29, 2019

Company’s Response: As noted above, the lease payments are the actual cash payments made to our REIT landlords under our real property leases.  The table below presents the adjustments by income statement line item and adjustments to the balance sheet to reconcile to lease payments on a cash basis at and for the quarter ended March 31, 2019:

(in millions)
Income statement
Interest expense	$101.5
General and administrative expense	84.7
Total income statement impact	$186.2

Balance sheet movements
Principal payments related to financing obligations	$12.6
Principal payments related to finance leases	1.4
Straight-line impact related to operating lease right-of-use assets	7.7
Total balance sheet impact	$21.7

Total income statement and balance sheet impact	$207.9

Lease payments (on cash basis)	$(207.9)

Difference	$—

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

July 29, 2019

•             Please tell us how you determined that Adjusted EBITDA, after Lease Payments is not a liquidity measure.

Company’s Response:  Adjusted EBITDA, after Lease Payments assists management in comparing its operating performance over various reporting periods on a consistent basis and is also utilized by management for business planning.  Additionally, Adjusted EBITDA, after Lease Payments is utilized to communicate information on the Company’s performance to investors, analysts and other users of the financial statements and we believe that they view this measure as a performance metric in evaluating the Company’s performance.  As discussed in bullet point two, Adjusted EBITDA, after Lease Payments is one of the metrics that our management team is measured against for incentive-based compensation purposes as this metric is an objective and quantifiable measurement of the Company’s financial performance.

We have evaluated the size and nature of the adjustments required to reconcile Adjusted EBITDA, after Lease Payments to the most directly comparable GAAP measure, net income.  For the reasons set forth above, we believe that this non-GAAP performance measure is not used as a liquidity measure.

[signature page follows]

Mr. Eric McPhee

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate and Commodities

July 29, 2019

Please direct any questions regarding the foregoing to the undersigned at (610) 401-2939.

Sincerely,

/s/ William J. Fair
William J. Fair,
Executive Vice President and Chief Financial Officer